United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Highlights of the FY 2007 - on track for more growth

9 Organic growth on track through Guaíba unit and Veracel expansion projects. Production start-ups expected for 2010 and 2012 respectively.

9 Record net revenue of $1.9 billion, up 12% on 2006. Adjusted EBITDA1 attained a record of US$887 million, up 9% on 2006.

9 Income before taxes set a new record, up 23% on 2006, though, the net income, of $422 million ($455 million in 2006), was impacted by deferred income taxes.

9 Pulp sales² of 3.1 million MT, a new record, up 3% on 2006. Veracel's pulp production was 17% above the nominal capacity, at a total of 1,051,000 MT.

9 Eucalyptus market pulp demand to November increased by 17%, 1.4 million MT, according to World - 19 figures (PPPC).

9 Aracruz once more chosen for the DJSI World4 - again the only representative in its sector - as well as for the Bovespa Corporate Sustainability Index.

9 The stock price reached the record level of $80/ADR. The average daily trading volume in 2007, of $41 million (NYSE + Bovespa), was 62% higher than in 2006.

Highlights of the 4Q07

9 Pulp sales² of 843,000 MT, a new record, up 12% compared to the previous year. Inventory level at the end of the 4Q07 was at 46 days of production, 6 days below the normal level.

9 Record adjusted EBITDA1of US$250 million, up 19% on the 3Q07. Net income was US$95 million in the 4Q07, equivalent to $0.92/ADR.

9 Aracruz and indigenous communities signed a binding agreement in Dec. 2007.

Aracruz – Summary								4	Q07	4	Q07
	Unit of
		4	Q07	3	Q07	4	Q06	vs.		vs.		FY2007	FY2006
	Measure
								3	Q07	4	Q06
Net revenue	$ million	538.7		455.5		457.4		18%		18%		1,883.8	1,680.8
Adjusted EBITDA (including Veracel) [1]	$ million	250.4		210.4		218.9		19%		14%		887.0	812.8
Adjusted EBITDA margin (including Veracel) 1	percentage	47%		46%		48%		1	p.p.	(1	p.p.)	47%	48%
Income before taxes, minority interest and
equity in the results of affiliated companies	$ million	132.4		174.2		148.6		(24%)		(11%)		662.0	539.1
• Current income tax	$ million	(5.1)		12.7		7.2		-		-		41.3	30.8
• Deferred income tax	$ million	36.2		49.5		12.7		-		-		156.0	38.7
Net Income	$ million	94.7		105.3		127.1		(10%)		(25%)		422.1	455.3
Earnings per ADR [3]	$ per ADR	0.92		1.02		1.23		(10%)		(25%)		4.10	4.42
Adjusted pulp sales volume [2]	'000 tons	843		753		806		12%		5%		3,104	3,021
Paper sales volume	'000 tons	15		14		13		7%		15%		59	55
Pulp production volume (including Veracel)	'000 tons	794		754		791		5%		-		3,095	3,104
Total debt (including Veracel)	$ million	1,744.6		1,704.8		1,663.9		2%		5%		-	-
Net debt (including Veracel)	$ million	1,217.8		1,105.7		1,081.4		10%		13%		-	-

1 See page 25 for discussion of non-GAAP measurements used in this press release. – 2 Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 6). – 3 1 ADR = 10 class B preferred shares – 4 Dow Jones Global Sustainability Index World.

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated fourth quarter 2007 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50%

CFO comment

"I would like to start by looking back over the year 2007. During this period, the company invested US$ 338 million in augmenting the installed capacity at our units. Chief among these projects were the optimization of the Barra do Riacho mill, whose output has been increased to 2.3 million tons a year, and the expansion of the Guaíba Unit, with the aim of increasing annual nominal capacity there from 450,000 MT to 1.8 million MT by 2010. Aracruz is also focusing on a new mill at Veracel (a joint- venture with Stora Enso). This project is due to be analyzed by the company’s Board of Directors up to 2009 and would add a further 700,000 tons (equivalent to Aracruz’s 50% stake) to annual production by 2012.

Investment of around US$ 50 million has also been put into expanding Portocel, in order to bolster the company’s logistical infrastructure, in view of the anticipated production increase and a commercial strategy that focuses on long-term relationships with clients.

Suitable planning of the company’s growth is essential, given the challenges that Aracruz is likely to face in the years ahead, in order to achieve its goal of supplying 25% of world demand for hardwood market pulp – amounting to around 7 million tons – by 2015.

Based on a year-on-year comparison, 2007 showed a 12% increase in net revenue, driven mainly by higher pulp prices. It is worth noting that, since 2002, average annual pulp prices have consistently moved upward, in the face of numerous bearish market forecasts. In 2007, pulp prices have benefited from healthy demand coupled with supply restrictions in different regions of the world, which, despite new capacity start-ups, have resulted in low levels of inventory. Our annual pulp sales volume set a new record of 3.1 million MT, with all the production volume sold, as usual. Taking into account our logistical structure and the targeted production volume of 3.32 million MT for 2008, the inventory level at the end of the year, representing 46 days of 2007 production volume, is pretty low.

Regarding the cost of pulp sales, on a per ton basis it was 14% higher than in 2006, mainly as a consequence of the continued appreciation of the real against the dollar. However, the company has managed to reduce this impact through its cash flow currency protection strategy, the results of which have been recorded as financial income.

On the operational expenses side, I would like to mention two points: i) in dollar terms, administrative expenses were similar to the 2006 figures, despite the Brazilian currency appreciation; and ii) the company has managed to recover part of the ICMS tax credit, through sales to third parties, against which a provision for losses had been made. Considering the history and the perspective of selling additional ICMS credits, part of the provision corresponding to the company's expectation of recovery in 2008 has been reverted, thus both measures benefiting the accounts under ‘other operating expenses’. At the end of 2007, the company had $110 million (R$195 million) provisioned for possible losses on ICMS tax credits.

In the light of the items above, the operating profit was 12% higher than in 2006 and the adjusted EBITDA amounted to $887 million (a 47% margin), 9% higher than in 2006, representing a new record.

The net financial income once more benefited from the maintaining of our cash flow currency protection strategy; in 2007 it contributed $94 million to our results (against $86 million in 2006 and $29 million in 2005). The financial expenses in 2007 were 33% lower than in 2006, mainly due to the expenses linked to the pre-payment of the securitization program in 2006. During the period, our ratings improved, with Moody's raising theirs an additional notch, to Baa2, which is equivalent to the ratings assigned by Standard & Poor's and Fitch.

Breaking down the income tax provision in 2007, the total provision of $197 million ($70 million in 2006) comprises $41 million of current tax ($31 million in 2006) and $156 million of deferred tax ($39 million in 2006). The reason for the increase in the deferred tax amount in comparison with 2006 is the impact of the Brazilian currency’s appreciation against the dollar on Brazilian GAAP numbers,

ARACRUZ RESULTS - FOURTH QUARTER 2007 2

which are the basis for calculating the Brazilian taxes. In 2007, the income tax provision was equivalent to 31% of the pre-tax profit (in 2006 it was 13%).

Due to all the above issues, in 2007, the net income amounted $422.1 million, 7% lower than in 2006, and the profit before income tax amounted to $662.0 million, up 23% on the 2006 figure.

During 2007, the company declared interest on equity, in anticipation of the annual dividend for the fiscal year 2007, amounting to a total of R$299 million (R$ 318 million in 2006) and the management is proposing to pay out a further R$200 million in dividends (R$167 million in the fiscal year 2006), to be submitted for approval at a General Meeting of the shareholders, to be held by April 30th, 2008. This would bring the total for the 2007 fiscal year to R$499 million (R$485 million for the 2006 fiscal year) and represent a dividend yield of around 3.5% .

For the third consecutive year, Aracruz has been included in the Dow Jones Global Sustainability Index, and again it is the only forestry company selected, out of 13 forestry companies worldwide that were up for consideration this year. The index highlights the best corporate sustainability practices around the world, based on the analysis of economic, environmental and social criteria. The company has also been selected once more for the Bovespa Corporate Sustainability Index (ISE). It is of great value to have our commitment to the future recognized, as this encourages the company's broader process of sustainability.

With regard to the last quarter of 2007, the company registered a record net revenue of $539 million, 18% higher than in the 3Q07, mainly due to a record quarterly sales volume of 843,000 MT (3Q07: 753,000 MT) and to the highest quarterly average net price in the last 7 years.

Still making a comparison with the 3Q07, the cash production cost was up 12% in the 4Q07, mainly due to further appreciation of the real against the dollar, higher wood cost (mainly linked to transport) and the fact that the Barra do Riacho Unit is still undergoing adjustment after the start-up of the optimization project.

In terms of operating expenses, administrative expenses were higher, due mainly to a higher provision for long-term bonuses and labor contingencies when compared to the 3Q07 and other net operating expenses were $29.1 million better than in 3Q07 mainly due to the partial reversal of provision for losses on ICMS tax credit that are expected to be recovered in the short-term.

The net financial results showed an expense, compared to a credit in the 3Q07. This is due to the rebuilt, in the 4Q07, of part of a provision for PIS/Cofins contingencies and interest thereon that had been reversed in the 3Q07. In spite of the company's belief that there is no reason to maintain the provision, since the Brazilian Supreme Court has already recognized the charging of this tax as unconstitutional and has issued jurisprudence to this effect, which is being followed by other judicial and administrative courts, in light of the Brazilian Institute of Independent Auditors’ recent pronouncement and adopting a conservative approach, Aracruz has rebuilt the provision in its entirety, until such time as a final decision is handed down in the company's legal proceedings or a new interpretation of the accounting rules is issued by a qualified body. Moreover, in the 4Q07, the gains from derivative transactions were lower than in the 3Q07 and, during the quarter, the consolidated income tax provision decreased, mainly due to the diminished financial results and to the exchange rate volatility.

As a result of the factors described above, our net income in the 4Q07 totaled $95 million, or $0.92 per ADR, compared to $1.02 for the 3Q07, and the adjusted EBITDA totaled $250 million (47% margin), a new record, up 19% in comparison to the figure for the 3Q07."

Isac Zagury - CFO

ARACRUZ RESULTS - FOURTH QUARTER 2007 3

Global pulp market update

The world economy continued to expand through the fourth quarter and is expected to have closed 2007 with annual growth of around 4%, despite the recent financial turmoil, thus providing a favorable scenario for the pulp and paper industry.

The four months from August to November are the printing and writing sector’s strongest production and consumption period. With the European economy performing better than last year, this year-end may turn out to have been one of the best for the region's printing sector. This positive scenario should also be reflected in tissue and specialty segments. Specialty papers, in particular, not being considered a commodity, are present at every stage of the development of an economy. North America, meanwhile, has seen falling demand for uncoated free sheet grades offset by machine shutdowns, market related downtime and increasing exports. However, in the tissue segment, production followed the seasonal trend, while price increases were announced for almost every grade. The decrease in demand for certain paper grades in North America is being offset by paper demand in Asia. Asia is expected to have accounted for 37% of the total world demand for Paper & Board in 2007. According to the RISI, the Asian printing paper price index has been moving steadily upwards and ended November at its highest level in seven years. In China, the closure of small/medium-sized mills, especially for uncoated free sheet, is boosting the demand from larger mills, which mainly use virgin fiber. According to the information available, the total output level affected could be as much as 6.5 million tons.

Overall supply and demand fundamentals continue strong for world market pulp. Increasing volumes from Latin America have either been consumed by the growing needs of the buyers or counter- balanced by production losses elsewhere. Reflecting such a tight supply and demand balance, pulp prices kept moving up throughout the year and in December hit $780/t CIF in Europe. According to World -19 figures, total chemical pulp demand up to November had surpassed the 2006 equivalent by 3.3% (1.2 million tons), with softwood increasing by 1.1% (0.2 million tons) and hardwood by 6.6% (1.0 million tons). Eucalyptus continues to be the fiber that best suits the demands of market pulp consumers and by November demand had increased by 17%, or 1.4 million tons, according to World - 19 figures. Due to its characteristics, eucalyptus is the fiber of choice for varieties of tissue, printing & writing paper and specialty papers, which explains why its use has expanded faster than average market growth in recent years.

ARACRUZ RESULTS - FOURTH QUARTER 2007 4

Market pulp availability continues to be limited throughout the whole distribution chain. World producers’ inventories closed November at 29 days of supply, representing 32 days for hardwood and 27 days for softwood. On the consumer side, European inventories closed at 25 days of supply at the end of November. All of these are low levels, in historical terms.

Supply restrictions continued throughout the fourth quarter, mainly as a result of: (1) the limited quantity of mixed tropical hardwood chips from Indonesia; (2) Russian taxes on wood exports; and (3) production problems with some pulp mills around the world.

As pulp is a commodity traded worldwide, logistics have always played an important role in the supply chain distribution. In recent years, this impact has become much more evident and the fourth quarter of 2007 provided a good example of this. During the quarter, not only were pulp suppliers faced with a lack of available cargo space to ship their tonnage, but in some cases also had to shift their sales distribution, due to the high cost of freight to certain parts of the world.

Another factor that has been shaping the pulp business lately is exchange rates. In the last five years, the devaluation of the American dollar against other currencies, such as the Canadian dollar, the Euro, and the Brazilian real, has changed the cost curve structure of the industry; driving it upwards. Competitive pressure is being faced by pulp producers in these regions. Even though pulp prices are on the rise, the restarting of Canadian pulp mills is not expected at the present ratio between the American and Canadian dollars.

Despite the already expected Latin American expansions and the availability of wood at a normal level in Indonesia, we see no sign of changes in the supply and demand scenario over the next couple of quarters, as demand for eucalyptus fiber will continue to grow, there is a lack of other hardwood fibers, such as birch, and the substitution process from softwood to hardwood should continue.

ARACRUZ RESULTS - FOURTH QUARTER 2007 5

China continues to play a major role in the global pulp and paper market. Overall Paper & Board consumption in the country already exceeds 70 million tons per year. As the economy keeps on growing and boosting internal demand, the expectation is that this number should pass 100 million tons in a few years from now. Paper produced from all grades in China is consumed throughout the world, making up for the declining local production in certain regions. With China's lack of a suitable forest base for pulp production and the competition over land for other uses, the country will continue to rely on pulp imports in the years to come, in order to keep up with its paper demand.

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 651,000 tons in the fourth quarter of 2007, compared to 627,000 tons in the 3Q07 and 667,000 tons in the 4Q06.

During the fourth quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 285,000 tons of pulp, of which 151,000 tons were sold to Aracruz. In 2007, Veracel’s pulp production totaled 1,051,000 tons, respectively 8% and 17% above the 2006 production level and the plant's nominal capacity.

At the Guaíba unit, paper production in the quarter totaled 15,000 tons, consuming approximately 12,000 tons of the pulp produced. Paper inventories were at 300 tons at the end of December 2007, while paper sales in the fourth quarter of 2007 totaled 15,000 tons.

Aracruz pulp sales totaled 843,000 tons in the fourth quarter, a new record, with 704,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 139,000 tons being supplied by Veracel and resold in the market by Aracruz.

At the end of December, inventories at Aracruz stood at 381,000 tons, representing 44 days of production, compared to 433,000 tons at the end of September 2007. The inventory level at Veracel, at the end of December 2007, represented an additional 2 days of production for Aracruz.

Total net operating revenue came to $538.7 million, $81.3 million higher than in the 4Q06 and $83.2

Income Statement 4Q07

million higher than in the 3Q07.

Net paper operating revenue in the quarter amounted to $16.8 million, $4.6 million and $1.4 million higher, respectively, than in the same period of 2006 and in the 3Q07.

Net pulp operating revenue during the quarter amounted to $517.7 million, compared to $445.2 million in the same period of last year. Revenue increased mainly as a result of the 5% higher sales volume and 11% higher net pulp prices. When compared to the 3Q07 revenue, of $437.0 million, the $80.7 million increase was the result of a 12% higher sales volume and 6% higher net pulp prices.

The total cost of sales in the fourth quarter of 2007 was $346.7 million, compared to $278.4 million in the same period of the previous year, mainly due to a 5% higher pulp sales volume and 23% higher cost of pulp sold. When compared to the total of $290.9 million in the third quarter of 2007, the increase was mainly due to the higher pulp sales volume (+12%) and higher cash production cost.

Cost of goods sold – breakdown	4	Q07	3	Q07	4	Q06
Pulp produced	66.8%		64.1%		67.5%
Pulp purchased	15.5%		18.1%		15.0%
Inland and ocean freight plus insurance	13.9%		13.5%		14.5%
Paper produced	3.1%		3.4%		3.0%
Port services	0.7%		0.9%		-
Note: "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

The Aracruz pulp production cost in the quarter was $345/ton, compared to $273/ton in the same period of 2006. The combined pulp cash production cost of the Barra do Riacho and Guaíba units (net of depreciation and depletion) in the quarter was $259/ton, compared to $192/ton in the same period of 2006 and $228/ton in the third quarter of 2007. When supplemented by Veracel's figures, the pulp cash production cost in the 4Q07 was $246/ton (4Q06: $187/ton and 3Q07: $219/ton). Note: The information provided in this paragraph does not include gains from transactions for the purpose of cash flow currency protection.

A detailed analysis of the cash production cost, including our portion of Veracel's figures, is provided below, on a weighted average basis.

Barra do Riacho and Guaíba units, plus 50% of Veracel - 4Q07 vs. 3Q07	US$ per ton
3Q07 - Cash production cost	219
Brazilian currency appreciation against the US dollar	12
Wood cost - mainly due to higher transportation cost	7
Higher consumption of raw material - mainly due to adjustments required after the start-up of the	3
optimization project at the Barra do Riacho Unit
Higher cost of raw materials	5
4Q07 - Cash production cost	246

ARACRUZ RESULTS - FOURTH QUARTER 2007 7

Over the course of the 4Q07, a process was initiated to consolidate the modifications at fiberlines A and C, which had been implemented by the optimization project at the Barra do Riacho Unit during the annual maintenance downtime in September. This phase saw increased consumption of chemicals, notably sodium chlorate and hydroxide, due to the need to make operational adjustments in the light of the modifications. Short stoppages were also necessary, in order to make adjustments to the equipment.

Barra do Riacho and Guaíba Units , plus 50% of Veracel - 4Q07 vs. 4Q06	US$ per ton
4Q06 - Cash production cost	187
Brazilian currency appreciation against the US dollar	33
Wood cost - mainly due to higher volume from the farmer partnership program (approximately 6%
of consumption in the 4Q06 vs. 14% in the 4Q07)	7
Higher cost of raw materials	6
Higher consumption of raw materials - mainly due to adjustments required after the start-up of the	4
optimization project at the Barra do Riacho Unit
Higher maintenance cost / other	9
4Q07 - Cash production cost	246

(US$N per ton)	3Q07	4Q07
Barra do Riacho and Guaíba units only - cash production cost	228	259

Approximately 75% of the company's cash production cost is presently correlated to the local currency (real - R$).

Chemicals = sodium hydroxide, sodium chlorate, sulphuric acid, hydrogen peroxide, oxygen and other.
Fuel = "BPF"oil, natural gas, coal and biomass.
Maintenance = materials, services, plant shutdown and sustainable projects.

ARACRUZ RESULTS - FOURTH QUARTER 2007 8

Sales and distribution expenses came to $20.7 million, $2.5 million higher than in the 4Q06, mainly due to higher terminal expenses. They were $1.2 million higher than in the 3Q07, mainly due to the 12% increase in the pulp sales volume.

Administrative expenses came to $18.5 million, $1.2 million and $4.3 million higher, respectively, than in the 4Q06 and the 3Q07. The increase in relation to the 4Q06 was mainly due to Brazilian currency appreciation against the dollar and a higher provision for long-term bonuses and labor contingencies, partially offset by lower marketing expenses. When compared to the 3Q07, there were higher provisions for long-term bonuses and labor contingencies, coupled with the impact of the appreciation of the Brazilian currency against the dollar.

The result for other net operating was a credit of $25.7 million in the 4Q07, $29.1 million and $25.7 million better than in 3Q07 and 4Q06, respectively, mainly due to the partial reversal of the provision for losses on ICMS tax credits that are expected to be recovered in the short-term.

The sum of the financial and currency re-measurement results in the quarter showed a net expense of $46.0 million, compared to a net credit of $5.0 million in the same period of last year and a net credit of $46.7 million in the third quarter of 2007 (see table below).

(US$ million)	4Q07	3Q07	4Q06
Financial Expenses	61.8	(5.8)	30.5
Interest on financing	23.1	21.8	22.5
Interest on tax liabilities	20.4	(11.9)	1.1
PIS / COFINS	17.6	(17.6)	-
Other	0.7	1.9	6.9
Financial Income	(18.6)	(36.6)	(34.8)
Interest on financial investments	(13.7)	(15.0)	(17.4)
BM&F (dollar & interest futures contracts) and swap result	(3.5)	(19.8)	(15.5)
Other	(1.4)	(1.8)	(1.9)
Currency re-measurement - (gain)/loss	2.8	(4.3)	(0.7)
Total	46.0	(46.7)	(5.0)

The "Financial expenses" in the 4Q07 registered an net expense of $61.8 million, compared to a net credit in the 3Q07 of $5.8 million and an expense in the 4Q06 of $30.5 million. This is due to the rebuilt, in the 4Q07, of part of a provision for Pis/Cofins contingencies and interest thereon that had been reversed in the 3Q07. In spite of the company's belief that there is no reason to maintain the provision, since the Brazilian Supreme Court has already recognized the charging of this tax as unconstitutional and has issued jurisprudence to this effect, which is being followed by other judicial and administrative courts, in light of the Brazilian Institute of Independent Auditors’ recent pronouncement and adopting a conservative approach, Aracruz has rebuilt the provision in its entirety, until such time as a final decision is handed down in the company's legal proceedings or a new interpretation of the accounting rules is issued by a qualified body. This explains the difference to the 4Q06 as well.

The "Financial Income" in the quarter was, respectively, $18.0 million and $16.2 million lower than in the 3Q07 and in the 4Q06, mainly due to lower gains on derivative transactions - which showed a

ARACRUZ RESULTS - FOURTH QUARTER 2007 9

gain of $3.5 million in the 4Q07 (the 3Q07 and the 4Q06 showed gains of $19.8 million and $15.5 million, respectively).

At the end of the quarter, the cash flow currency protection strategy was rebuilt, taking a short position in dollars totaling US$ 150 million, representing approximately 3 months of cash flow exposure to the local currency (real - R$).

The cash flow currency protection results (dollar futures contracts) accumulated in 2007, showing a gain of $94 million, would be equivalent to approximately $30/ton, if divided by the 2007 production volume of 3.1 million tons of pulp (including volumes from Veracel). – It must be pointed out that this is not a guarantee of future performance.

The results of such positions have been recorded as financial income. These contracts do not qualify for hedge accounting under USGAAP.

The equity result showed a loss of $5.3 million from Veracel (see the Veracel Information section for more details).

Income tax and social contribution accruals in the fourth quarter amounted to an expense of $31.1 million, compared to $19.9 million in the same period of 2006, mainly due to the impact of exchange rate volatility on the BRGAAP financial results (4Q07: -3.7% and 4Q06: -1.7%) . Measured against an expense of $62.2 million in the 3Q07, the reduction was mainly due to the reduced net financial results and to diminished exchange rate volatility (4Q07: -3.7% and 3Q07: -4.5% – signifying appreciation of the real against the dollar).

Since 2005, the company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period that the underlying assets/liabilities are settled, and not in the period that such tax liabilities arise. This allows the company to defer tax payments on currency variations reported in the Brazilian financial statements, denominated in reais (BR GAAP).

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	4Q07	3Q07	4Q06
INCOME TAX & SOCIAL CONTRIBUTION	31.1	62.2	19.9
Deferred income tax	36.2	49.5	12.7
BR GAAP exchange rate impact	27.7	31.5	5.6
Other	8.5	18.0	7.1
Current income tax	(5.1)	12.7	7.2

At the end of the fourth quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to $189 million (3Q07: $162 million). These should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP foreign currency variations.

Debt and Cash Structure	The company's total debt amounted to $1,409.1 million at the end of December 2007, $44.3 million higher than at the end of September 2007 and $164.3 million higher than at the end of December 2006.

ARACRUZ RESULTS - FOURTH QUARTER 2007 10

	December	September	December
(US$ million)
	31, 2007	30, 2007	31, 2006
Short-term debt	96.7	95.7	89.8
Current portion of long-term debt	82.0	77.1	67.2
Short term debt instruments	5.6	5.5	4.7
Accrued financial charges	9.1	13.1	17.9
Long-term debt	1,312.4	1,269.1	1,155.0
Total debt	1,409.1	1,364.8	1,244.8
Cash, cash equivalent and short-term investments	(526.4)	(598.7)	(582.3)
NET DEBT OF ARACRUZ	882.7	766.1	662.5
50% of Veracel's cash, cash equivalent and investments	(0.4)	(0.4)	(0.2)
50% of Veracel's total debt	335.5	340.0	419.1
50% OF VERACEL'S NET DEBT	335.1	339.6	418.9
NET DEBT INCLUDING 50% OF VERACEL	1,217.8	1,105.7	1,081.4

The local currency debt corresponds basically to long-term BNDES (Brazilian Development Bank) loans. The debt maturity profile, as at December 31, 2007, was as follows:

(US$ million)		Aracruz				Aracruz + 50% of Veracel
	Local	Foreign	Total		50 % of
				%		Total Debt	%
	Currency	Currency	Debt		Veracel's debt
2008	75.1	21.7	96.8	6.9%	64.4	161.2	9.2%
2009	42.2	15.6	57.8	4.1%	60.6	118.4	6.8%
2010	17.6	12.2	29.8	2.1%	57.4	87.2	5.0%
2011	17.6	12.9	30.5	2.1%	61.3	91.8	5.3%
2012	16.5	73.3	89.8	6.4%	60.2	150.0	8.6%
2013	33.7	239.5	273.2	19.4%	30.6	303.8	17.4%
2014	88.6	321.3	409.9	29.1%	1.0	410.9	23.6%
2015 onwards	98.1	323.2	421.3	29.9%	-	421.3	24.1%
Total	389.4	1,019.7	1,409.1	100.0%	335.5	1,744.6	100%

With regard to liability management, the gross debt maturity profile at the end of December, including our share in Veracel, was maintained at 63 months.

Debt structure	Principal	% of		Average	Remaining average
(not including Veracel's figures)	(US$ million)	total		interest rate	term (months)
Floating rate (spread over Libor - % p.a.)	909	65%		0.74%	79
Trade Financing	909	65%		0.74%	79
Floating rate (% p.a.)	432	31%			56
BNDES - Local currency	387	28%	TJLP	(²) + 2.59%	56
BNDES - Foreign currency (currency basket)	45	3%	(¹) +	2.17%	52
Fixed rate (% p.a.)	59	4%			42
Export Credit Notes	59	4%		5.985%	42
Total	1,400	100%			70
(1) BNDES's interest rate for foreign currency contracts; (²) Brazilian long-term interest rate.

ARACRUZ RESULTS - FOURTH QUARTER 2007 11

Cash, cash equivalent and short-term investments, at the end of the quarter, totaled $526.4 million, of which $501.3 million was invested in Brazilian currency instruments and $25.1 million was invested in US dollar time deposits. Of the total amount at the end of the quarter, 89% was invested locally and 11% was invested abroad.

Net debt (total debt less cash holdings) amounted to $882.7 million at the end of the quarter, $116.6 million higher than at the end of the previous quarter, mainly due to $154.1 million of capital expenditure, $19.0 million of capital increase in affiliated companies and $41.7 million of Interest on Stockholders’ Equity, partially offset by positive operational cash generation.

EBITDA Analysis

- Adjusted EBITDA comparison 4Q07 vs. 4Q06 (not including results of cash flow currency protection ) The fourth quarter 2007 adjusted EBITDA, including 50% of Veracel, totaled $250.4 million, compared to $218.9 million for the same period of last year. This was mainly a consequence of the positive impact of higher average net pulp prices (11%), higher sales volume (5%) and lower general and administrative expenses, excluding non-cash charges, partially offset by the higher cash production cost. The adjusted margin was 47% for the fourth quarter (48% in the 4Q06).

- Adjusted EBITDA comparison 4Q07 vs. 3Q07 (not including results of cash flow currency protection ) When compared with the 3Q07 figure, the fourth quarter 2007 adjusted EBITDA of $250.4 million, including 50% of Veracel, was up $40 million. This was mainly due to a 12% higher pulp sales volume and 6% higher average net pulp price, partially offset by the higher cash production cost.

- Adjusted EBITDA for 2007, including cash flow currency protection gains would be $980.7 million, representing a 52% margin.

Capital	Capital expenditure and investment were as follows:
Expenditure -	(US$ million)	4Q07	YTD07
Realized	Silviculture	41.6	146.5
	On-going industrial investment	20.9	51.6
	Forest and land purchases	48.9	140.3
	Other forestry investments	6.3	30.9
	Barra do Riacho and Guaíba unit optimization	19.7	155.1
	Portocel - private port terminal	10.0	50.1
	Miscellaneous projects	6.7	15.2
	Total Capital Expenditure	154.1	589.7
	Aracruz capital increase in affiliated companies	19.0	(1)122.8
	Total Capital Expenditure and Investment	173.1	712.5
	(1) mainly used to pay down debt .

ARACRUZ RESULTS - FOURTH QUARTER 2007 12

	The forecast capital expenditure, also showing 50% of Veracel's figures, is as follows:
Capital
Expenditure -	(US$ million)	2008E	2009E	2010E	2011E
Forecast	• New land and forest development to support future expansions	261	41	27	-
	• Barra do Riacho Unit optimization	40	-	-	-
	• Portocel - private port terminal	38	-	-	-
	• Regular investments (Barra do Riacho and Guaíba) - including silviculture, mill	195	200	200	200
	maintenance and corporate investments
	• Other (harvesters, new nurseries and etc)	44	-	-	-
	Sub-total - (Aracruz only)	578	241	227	200
	• 50% new land and forest development to support Veracel expansion	64	41	42	24
	• 50% of the regular investment to be made by Veracel (Aracruz's stake)	26	31	36	29
	• Other (forestry roads & equipments, new nurseries and etc)	24	-	-	-
	Total - including Aracruz's stake in Veracel	692	313	305	253

Note: Forecast investments do not include the industrial capital expenditure on expansion projects, such as for Guaíba and Veracel. Capex for the Guaíba expansion should be approved in the first board meeting of 2008.

Veracel Information

Veracel pulp production totaled 285,000 tons in the fourth quarter of 2007. At the end of December, inventory stood at 48,000 tons of pulp.

In 2007, Veracel’s pulp production totaled 1,051,000 tons, 8% above that of 2006. This is an extremely good performance, surpassing by 17% the mill's original designed nominal capacity of 900,000 MT a year.

Veracel pulp sales totaled 281,000 tons in the fourth quarter, of which 151,000 tons went to Aracruz, 129,000 tons went to the other controlling shareholder and 1,000 tons went to unrelated parties.

VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of US dollars)
	Dec.31,	Sep.30,	Dec.31,		Dec.31,	Sep.30,	Dec.31,
ASSETS				LIABILITIES
	2007	2007	2006		2007	2007	2006
Current assets	132.3	116.5	132.0	Current liabilities	161.1	156.5	161.0
Cash investments	0.8	0.8	0.4	Short-term debt	128.8	124.3	131.6
Other current
assets	131.5	115.7	131.6	Other accruals	32.3	32.2	29.4
Long term assets	153.9	160.2	151.9	Long-term liabilities	555.5	570.0	715.2
Other long term
assets	153.9	160.2	151.9	Long-term debt	542.2	555.7	706.6
				Other long-term
Permanent assets	1,209.3	1,200.5	1,188.7	liabilities	13.3	14.3	8.6
				Stockholders'
				equity	778.9	750.7	596.4
TOTAL	1,495.5	1,477.2	1,472.6	TOTAL	1,495.5	1,477.2	1,472.6

ARACRUZ RESULTS - FOURTH QUARTER 2007 13

VERACEL'S TOTAL DEBT MATURITY, AS AT DECEMBER 31, 2007

(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2008	92.5	36.3	128.8	19.2%
2009	86.1	35.1	121.2	18.1%
2010	79.7	35.0	114.7	17.1%
2011	87.6	35.1	122.7	18.3%
2012	89.5	30.9	120.4	17.9%
2013	43.8	17.5	61.3	9.1%
2014	1.9		1.9	0.3%
Total	481.1	189.9	671.0	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of US dollars)

Income statement	4Q 07	3Q 07	4Q 06
Gross operating income	31.4	37.2	27.0
Sales expenses	5.2	3.7	4.4
Administrative expenses	5.0	4.4	3.0
Other, net	0.4	(0.4)	2.8
Operating income	20.8	29.5	16.8
Financial income	(0.3)	(0.2)	(0.2)
Financial expenses	16.5	17.4	20.3
Loss (gain) on currency re-measurement, net	13.7	17.5	(0.8)
Other, net
Income before income taxes	(9.1)	(5.2)	(2.5)
Income tax expense (benefit)	0.6	3.5	0.3
Net income	(9.7)	(8.7)	(2.8)

ARACRUZ RESULTS - FOURTH QUARTER 2007 14

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)

Statement of cash flow	4	Q 07	3	Q 07	4	Q 06
Cash flow from operating activities
Net income (loss)	(9.7)		(8.7)		(2.8)
Adjustments to reconcile net income to net cash provided by
	34.1		38.7		15.9
operating activities
(Increase) decrease in assets	(2.7)		15.2		32.8
Increase (decrease) in liabilities	(3.3)		1.4		(18.3)
Net cash provided by operating activities	18.4		46.6		27.6
Cash flow from investments
Additions to property, plant and equipment	(29.0)		(33.0)		(23.0)
Other			0.6		0.2
Net cash (used in) investments	(29.0)		(32.4)		(22.8)
Cash flow from financing
Short-term and long-term debt, net	(27.7)		(30.1)		(5.3)
Capital increase	37.9		15.7		-
Net cash provided by (used in) financing	10.2		(14.4)		(5.3)
Effects of exchange rate changes on cash and cash equivalents	0.4		-		-
Increase (decrease) in cash and cash equivalent	-		(0.2)		(0.5)
Cash and cash equivalent, beginning of period	0.8		1.0		0.8
Cash and cash equivalent, end of period	0.8		0.8		0.3

Adjusted EBITDA of VERACEL
(US$ million)	4	Q 07	3	Q 07	4	Q 06
Net income (loss)	(9.7)		(8.7)		(2.8)
Financial income	(0.3)		(0.2)		(0.2)
Financial expenses	16.5		17.4		20.3
Income tax	0.6		3.5		0.3
Loss (gain) on currency re-measurement, net	13.7		17.5		(0.8)
Operating income	20.8		29.5		16.8
Depreciation and depletion in the results	20.8		21.4		14.9
EBITDA	41.6		50.9		31.7
Non-cash charges	1.2		(1.1)		0.2
Adjusted total EBITDA	42.8		49.8		31.9

Veracel's capital expenditure was as follows:

(US$ million)	4	Q07	YTD07
Silviculture	13.0		45.5
Land purchases	3.0		19.1
On-going industrial investment	13.0		40.4
Total Capital Expenditure	29.0		105.0

ARACRUZ RESULTS - FOURTH QUARTER 2007 15

Veracel's capital expenditure forecast:
(US$ million)	2008	E	2009	E	2010	E	2011	E
• New land and forest development to support Veracel expansion	128		82		84		48
• Regular investments	52		62		72		58
• Other (forestry roads & equipments, new nurseries and etc)	48		-		-		-
Total	228		144		156		106

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

Stock	From December 31, 2006 to December 31, 2007, Aracruz's ADR price increased by 21%, from $61.21 to $74.35. Over the same period, the Dow Jones Industrial Average index increased by 6%
Performance	and the S&P Paper and Forest index increased by 1%.

Stock information	December 31, 2007
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$7.7 billion
Average daily trading volume – 2007 (Bovespa and NYSE)*	$41 million
*Source: Bloomberg

Results	The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a net income of R$187.3 million for the quarter. Aracruz has publicly released
According to Brazilian GAAP

the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the fourth quarter of 2007, Aracruz Celulose S.A. reported an unconsolidated net income of R$172.8 million (net income of R$108.5 million, excluding equity results).

ARACRUZ RESULTS - FOURTH QUARTER 2007 16

Dividends/

Up to the end of the fourth quarter of 2007, a total amount of R$299 million had been declared as Interest on Stockholders’ Equity, in anticipation of the annual dividend for the fiscal year 2007, with

Interest on Stockholders' Equity

R$78.9 million declared on December 21st, R$76 million declared on September 18th, R$77 million on June 19th and R$67 million on March 21st..

The management has proposed a supplementary dividend distribution of R$200 million, to be submitted for approval at a General Stockholders' Meeting to be held by April 30, 2008. If confirmed, the total amount of interest and dividends relating to the fiscal year 2007 will amount to R$499 million, representing a dividend yield of approximately 3,5% on the ADR. The supplementary dividend was converted using the year-end exchange rate of R$1.7713/US$.

Declaration	Fiscal Year		Dividends and		Gross Amount	Gross Amount	Initial Payment
				Ex-Date
Date	of Reference		ISE (1)		(R$ thousand)	per ADR (US$)	Date on ADRs
Dec.21, 2007	2007	(*)	INTEREST(1)	Dec.27, 2007	78,900	0.44	Jan.16, 2008
Sep.18, 2007	2007	(*)	INTEREST(1)	Sep.26, 2007	76,000	0.40	Oct.17, 2007
Jun. 19, 2007	2007	(*)	INTEREST(1)	Jun. 27, 2007	77,000	0.41	Jul. 18, 2007
Apr. 24, 2007	2006		DIVIDEND	Apr. 25, 2007	167,000	0.83	May 16, 2007
Mar. 21, 2007	2007	(*)	INTEREST(1)	Mar. 28, 2007	67,000	0.33	Apr. 24, 2007
Dec. 22, 2006	2006	(*)	INTEREST(1)	Dec. 27, 2006	75,000	0.35	Jan. 19, 2007
Sep. 19, 2006	2006	(*)	INTEREST(1)	Sep. 27, 2006	80,000	0.38	Oct. 17, 2006
Jun. 20, 2006	2006	(*)	INTEREST(1)	Jun. 28, 2006	74,000	0.33	Jul. 20, 2006
Apr. 28, 2006	2005		DIVIDEND	May 3, 2006	150,000	0.72	May 11, 2006
Mar. 23, 2006	2006	(*)	INTEREST(1)	Mar. 30, 2006	89,000	0.42	Apr. 20, 2006
Dec. 20, 2005	2005	(*)	INTEREST(1)	Dec. 28, 2005	168,800	0.72	Jan. 13, 2006
Jun. 20, 2005	2005	(*)	INTEREST(1)	Jun. 28, 2005	28,000	0.12	Jul. 13, 2005
May 19, 2005	2005	(*)	INTEREST(1)	May 25, 2005	42,900	0.18	Jun. 13, 2005
Apr. 29, 2005	2004		DIVIDEND	May 2, 2005	150,000	0.60	May 9, 2005
Apr. 19, 2005	2005	(*)	INTEREST(1)	Apr. 27, 2005	81,000	0.31	May 13, 2005
(1) Interest on Stockholders' Equity
(*) advance payment of dividends

ARACRUZ RESULTS - FOURTH QUARTER 2007 17

Growth Plans

Growth plans, in addition to the Guaíba and Veracel expansions, are already being analyzed, in order to attain Aracruz’s goal of supplying 25% of world demand for hardwood market pulp – amounting to around 7 million tons – by 2015.

Guaíba Expansion Project

Aracruz will submit the project for final shareholder approval at the Board of Directors’ meeting that will be held on March 13, 2008. The initial phase, involving the acquisition of land and the establishing of forests, has provided for 70% of the area to be acquired and forest needs. The average distance from the forest to the mill is estimated to be around 110 km. The company estimates that up to 40% of the wood supplied to the mill will be delivered using river barges, yielding a competitive wood cost, taking into consideration the expected average distance.

The total investment in the expansion of the Guaíba Unit will be disclosed after the final Board of Directors’ approval, but approximately $227 million has been invested so far in land and forest. The capacity of the unit will be increased, as from the second half of 2010, by an additional 1,300,000 MT a year, raising its total annual pulp production to 1,800,000 MT. The learning curve of the project will be 400,000 tons in 2010, rising to 1,300,000 MT from 2011 on. Among the benefits of the new mill are: no need for additional overheads, an energy surplus estimated at 30 MWh, the dilution of fixed costs and lower consumption of chemicals.

The benefit to the consolidated EBITDA per tonne to be obtained from the reduction of Aracruz's weighted average cash production cost and the dilution of overheads per ton is estimated at around $ 20-25 /t, considering third-party wood supply of up to 30%.

Aracruz will invest in a new port facility in the south that will provide the logistics to ship the pulp from Guaíba to our customer base. The terminal will have a loading capacity of 1.9 million MT of pulp per year. The estimated CAPEX is around US$100 million and the start up is forecast for 2010.

Veracel II expansion project

Aracruz is also focusing on building a second production line, with an annual capacity of 1.4 million MT, at Veracel, its joint venture with Stora-Enso.

Some important steps are being taken to meet the goal of starting production in 2012. A management team has been assembled and is presently developing a feasibility study that should be presented later this year for formal approval by the Board of Director's up to 2009.

The initial phase, involving the acquisition of land and the establishment of forests, has already been started. By the end of 2007, approximately $65 million had been invested in land (35,000 ha) and forest. Taking into consideration the land productivity gains from Veracel’s first fiberline, almost 40% of the total land and forest to support the expansion project is already committed. The average distance from the forest to the mill is estimated to be around 75 km.

Estimating the cash cost for the expansion in line with that of the original fiberline implemented at Veracel, the management is seeking a return on the project of around 300 bps above WACC.

ARACRUZ RESULTS - FOURTH QUARTER 2007 18

Portocel expansion

After 12 months of construction, 70% of the terminal expansion has been concluded. Portocel will see it's capacity increased from 4.2 millions tons per year to 7.5 millions tons per year. The expansion will maintain Aracruz's self-sufficiency in port infrastructure needs, even after the Veracel expansion, scheduled for 2012. The higher pulp loading capacity will increase the revenue from services provided to other pulp players. Another benefit is the deeper draft of the port, which will allow the berthing of larger vessels, creating the opportunity of freight cost reductions in the near future.

Additional Information

Moody’s upgrades Aracruz to a Baa2 for its global local currency rating

In April, Moody’s Investors Service upgraded the local currency issuer ratings of Aracruz to Baa2, from Baa3, on its global scale and to Aaa.br, from Aa1.br, on its Brazilian national scale.

According to the press release issued by the rating agency, "The upgrade of the global local currency issuer rating results from the improved leverage metrics of Aracruz as measured by Total Adjusted Gross Debt to EBITDA of below 2.0x since early 2006. This improvement reflects the additional cash flow from Veracel rather than balance-sheet de-leveraging. Veracel is a 50%-50% venture with Stora Enso for the production of 900,000 tons per year of bleached eucalyptus market pulp. In addition, Aracruz's global local currency rating benefits from its moderate potential to monetize part of timberland assets to reduce indebtedness".

It also says that, "Aracruz's ratings reflect the company's favorable production profile and high margins, that are supported by its scale, self-sufficiency in electricity and fiber, and its efficient logistics."

For the third consecutive year, Aracruz is included in the Bovespa Corporate Sustainability Index

For the third time in a row, Aracruz has been selected for inclusion in the prestigious Corporate Sustainability Index (ISE). The new list, valid for the period December 1, 2007 to November 30, 2008, was announced on November 27th, by the Bovespa (São Paulo stock exchange), and comprises 32 companies that show a high level of commitment to sustainability and social responsibility.

"Our inclusion in the ISE, ever since it was created, three years ago, is a demonstration of Aracruz's consistent dedication to generating value on a sustainable basis, for the shareholders and other interested parties", Isac Zagury, Aracruz´s chief financial officer observed.

The ISE, launched in December 2005, was based on the "triple bottom line" concept, which makes an integrated assessment of environmental, social and economic-financial factors in evaluating a company's performance. This year, three new factors were added: corporate governance, general characteristics and the nature of the product.

The new ISE portfolio brings together companies with a total market value of R$927 billion, representing almost 40% of the Bovespa's total capitalization, which is presently around R$2.3 trillion. The chosen group was selected from among 62 companies that answered a questionnaire prepared by the Getúlio Vargas Foundation and sent out to the 137 companies that have issued the 150 shares

ARACRUZ RESULTS - FOURTH QUARTER 2007 19

with the greatest liquidity in trading at the exchange.

In September, Aracruz was also chosen for the third consecutive year to be included in the select list of companies that comprise the Dow Jones Sustainability Index (DJSI World) 2007, compiled by the New York stock exchange, which highlights the best corporate sustainability practices around the world.

Aracruz and indigenous communities sign agreement

An agreement settling a long process of land disputes in the State of Espírito Santo was signed in Brasilia on December 3, by Aracruz Celulose, indigenous leaders and the National Indian Foundation - FUNAI. As a consequence of ministerial edicts 1.463 and 1.464, the so-called Conduct Adjustment Agreement (TAC), signed in the presence of Justice Minister Tarso Genro and representatives of the Federal Public Prosecutor's Office, considers the rights and obligations of each party (company, Indians and the FUNAI) in transferring approximately 11,000 hectares of land to the indigenous communities. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective.

According to Aracruz's president and CEO, Carlos Aguiar, the company considers the settlement a sustainable solution that balances the interests of all parties involved. "This agreement reflects the efforts of Aracruz, the Indians, the Justice Ministry, FUNAI and the Public Prosecutor's Office to negotiate a solution that finally ends the dispute and enabling good relations between the parties, thus establishing a climate of peace in the region," he said.

Aguiar added: "The agreement satisfies the demands of the Indians for an enlargement in their lands, while at the same time providing Aracruz with the legal assurances that these lands will not be expanded again. This guarantees a suitable climate for the company to continue production and investment, thus protecting thousands of jobs and generating [foreign exchange] earnings for Brazil." The decision, reached after two months of negotiations,ends a dispute that began at least 30 years ago.

In a letter to Aracruz, Justice Minister Genro praised the good understanding between the ministry, FUNAI, the company and the indigenous communities. Furthermore, he acknowledged that Aracruz had acquired the area in question in good faith, had not taken land away from the Indians nor expelled any of them from the area, and had committed no illegalities in acquiring or using the lands.

The agreement, which signature was accompanied by all authorities that took part in the negotiation, including the Federal Attorney General and FUNAI definitively resolves the demarcation of the lands and sets forth that both parties shall waive any actions currently underway. According to the Justice Ministry, other areas not demarcated by the current edicts have not been identified as Indian lands. The agreement will be ratified by the Federal Court in Linhares/ES.

FUNAI will be responsible for the demarcation of the lands with Aracrz's logistical support, and the Indians as observes.

Aracruz Celulose has up to one year to remove its wood from the area in question - a measure proposed by the company in order to speed up the process. During this period, FUNAI will sign an agreement with Aracruz to contract an independent security company, under Federal Police

ARACRUZ RESULTS - FOURTH QUARTER 2007 20

supervision. The foundation, at the invitation of the company, will audit Aracruz's data on the current wood inventory in the area, to serve as the basis for future discussions.

Through the TAC, Aracruz is committed to support the development of the indigenous communities, financing up to R$3 million of an ethnic-environmental study by FUNAI to identify the best use of the lands aiming the preparation of projects and programs to foster the self-sustainability of the indigenous communities.

Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, and subsequently ratified by them on November 28, as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory.

Note: In the main body of the text (p.1 - 21), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

ARACRUZ RESULTS - FOURTH QUARTER 2007 21

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except for per-share	Three-month period ended			Year ended - December 31,
amounts)(unaudited)	Dec.31, 2007	Sep.30, 2007	Dec.31, 2006	2007	2006
Operating revenues	605,995	518,234	532,457	2,144,103	1,922,457
Domestic	42,368	33,283	23,636	137,086	77,431
Export	563,627	484,951	508,821	2,007,017	1,845,026
Sales taxes and other deductions	67,339	62,729	75,048	260,328	241,624
Net operating revenue	538,656	455,505	457,409	1,883,775	1,680,833
Pulp	517,700	437,010	445,211	1,808,004	1,632,208
Paper	16,790	15,382	12,198	61,960	48,625
Other	4,166	3,113		13,811
Operating costs and expenses	360,227	328,020	313,814	1,289,873	1,181,435
Cost of sales	346,670	290,925	278,353	1,190,957	1,037,896
Pulp	333,262	278,389	269,912	1,142,720	1,004,442
Cost of sales relating to pulp production and purchases	285,196	239,267	229,466	979,720	850,609
Inland freight, ocean freight, insurance and other	48,066	39,122	40,446	163,000	153,833
Paper	10,775	9,994	8,441	39,507	33,454
Other	2,633	2,542		8,730
Selling	20,727	19,527	18,199	78,832	74,005
Administrative	18,536	14,209	17,251	58,708	57,020
Other, net	(25,706)	3,359	11	(38,624)	12,514
Operating income	178,429	127,485	143,595	593,902	499,398
Non-operating (income) expenses	45,990	(46,720)	(4,964)	(68,142)	(39,662)
Financial income	(18,644)	(36,605)	(34,803)	(168,037)	(181,733)
Financial expenses	61,778	(5,818)	30,551	100,864	149,719
Interest on financing	23,049	21,797	22,548	85,970	91,400
Other	38,729	(27,615)	8,003	14,894	58,319
(Gain) loss on currency re-measurement, net	2,885	(4,268)	(707)	(908)	(7,641)
Other, net	(29)	(29)	(5)	(61)	(7)
Income before income taxes, minority interest and equity in
the results of affiliated companies	132,439	174,205	148,559	662,044	539,060
Income taxes	31,106	62,185	19,917	197,312	69,494
Current	(5,120)	12,671	7,213	41,343	30,754
Deferred	36,226	49,514	12,704	155,969	38,740
Minority interest	1,406	2,220	171	10,522	544
Equity results of affiliated companies	5,266	4,455	1,413	32,141	13,705
Net income for the period	94,661	105,345	127,058	422,069	455,317
Depreciation and depletion in the results:	61,322	51,953	57,940	219,877	216,629
Pulp production cost	56,466	50,525	53,996	211,714	211,010
Forests and other	296	2,515	186	409	1,301
Other operating costs and expenses	1,368	1,603	1,358	5,518	5,531
Sub-total	58,130	54,643	55,540	217,641	217,842
Inventory movement	3,192	(2,690)	2,400	2,236	(1,213)
EBITDA(*)	239,751	179,438	201,535	813,779	716,027
EBITDA (adjusted for other non-cash items) (*)	228,993	185,518	202,939	795,843	735,718
(*) does not include 50% of Veracel's EBITDA

ARACRUZ RESULTS - FOURTH QUARTER 2007 22

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)
	Dec.31,	Sep.30,	Dec.31,		Dec.31,	Sep.30,	Dec.31,
ASSETS				LIABILITIES
	2007	2007	2006		2007	2007	2006
Current assets	1,251,400	1,248,296	1,200,924	Current Liabilities	327,719	338,523	286,819
Cash and cash equivalents	53,321	85,929	48,414	Suppliers	119,950	121,570	95,574
Short-term investments	439,940	492,448	531,229	Payroll and related charges	33,310	32,097	25,246
Accounts receivable, net	361,603	282,439	285,795	Income and other taxes	31,237	41,176	38,391
Inventories, net	225,023	227,998	202,704	Current portion of long-term debt
Deferred income tax	12,280	15,017	15,375	Related party	76,082	74,266	65,360
Recoverable income and other taxes	140,390	120,916	109,165	Other	5,897	2,840	1,854
Prepaid expenses and other				Short-term debt - export financing
current assets	18,843	23,549	8,242	and other	5,646	5,438	4,677
Property, plant and equipment, net	2,518,700	2,426,281	2,151,212	Accrued financial charges	9,143	13,115	17,896
				Accrued dividends - Interest payable
Investment in affiliated company	415,394	401,711	324,736
				on stockholders’ equity	45,495	43,297	36,545
Goodwill	192,035	192,035	192,035	Other current liabilities	959	4,724	1,276
Other assets	247,334	185,503	127,021	Long-term liabilities	1,898,629	1,770,225	1,505,811
Long-term investments	3,450	3,234	2,669	Long-term debt
Unrealized gain from currency
	29,699	17,095		Related party	350,274	306,133	232,191
interest rate swaps
Advances to suppliers	100,922	92,563	81,485	Other	962,077	962,965	922,859
				Litigations, contingencies and
Accounts receivable	24,671	20,691
				Commitments	129,637	83,925	101,772
				Liabilities associated with
Deposits for tax assessments	22,520	31,939	26,778
				unrecognized tax benefits	93,811	93,144	71,726
				Interest and penalties on liabilities
Recoverable taxes	64,899	18,996	15,093	associated with unrecognized tax
					69,046	64,032	47,997
				benefits
Other	1,173	985	996	Deferred income tax	248,879	215,396	96,035
				Suppliers		3,260	3,020
				Other long-term liabilities	44,905	41,370	30,211
				Minority interest	11,397	9,991	875
				Stockholders' equity	2,387,118	2,335,087	2,202,423
TOTAL	4,624,863	4,453,826	3,995,928	TOTAL	4,624,863	4,453,826	3,995,928

ARACRUZ RESULTS - FOURTH QUARTER 2007 23

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of US dollars)
	Three-month period ended			Year ended - December 31,
	Dec.31, 2007	Sep.30, 2007	Dec.31, 2006	2007	2006
Cash flows from operating activities
Net income for the period	94,661	105,345	127,058	422,069	455,317
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and depletion	58,130	54,643	55,540	217,641	217,842
Equity results of affiliated company	5,267	4,455	1,414	32,142	13,705
Deferred income tax	36,226	49,514	12,704	155,969	38,740
Loss (gain) on currency re-measurement	2,885	(4,268)	(707)	(908)	(7,641)
Loss (gain) on sale of equipment	1,317	(87)	(105)	1,966	(46)
Decrease (increase) in operating assets
Accounts receivable, net	(88,054)	5,193	(30,135)	(110,469)	(47,366)
Inventories, net	2,975	(14,033)	14,445	(22,319)	(28,831)
Interest receivable on short-term investments	2,254	(22,444)	(14,562)	(33,244)	(6,281)
Recoverable taxes	(60,426)	19,130	(9,188)	(59,549)	(22,093)
Other	15,462	(14,125)	3,040	72	(1,902)
Increase (decrease) in operating liabilities
Suppliers	(8,401)	23,350	(65)	13,237	(614)
Payroll and related charges	826	7,536	526	5,941	4,606
Litigation, contingencies and liabilities associated with
unrecognized tax benefits	27,381	(24,140)	(4,905)	16,194	5,725
Accrued financial charges	(3,990)	3,754	1,849	(9,049)	10,697
Other	(985)	6,488	(5,999)	12,011	3,010
Net cash provided by operating activities	85,528	200,311	150,910	641,704	634,868
Cash flows from investing activities
Short-term investments	58,289	(60,132)	(9,429)	189,906	47,418
Proceeds from sale of equipment	187	143	239	531	565
Investments in affiliate	(18,950)	(7,850)		(122,800)	(24,500)
Additions to property, plant and equipment	(154,115)	(186,154)	(102,743)	(589,677)	(301,009)
Net cash provided by (used in) investing activities	(114,589)	(253,993)	(111,933)	(522,040)	(277,526)
Cash flows from financing activities
Net short-term debt borrowings/(repayments) , net	4,212	7,712	1,099	12,264	(73,649)
Long-term debt
Issuance	100,495	90,546	72,776	423,151	881,776
Repayments	(69,578)	(17,941)	(138,531)	(323,130)	(897,735)
Dividends and interest on stockholders’ equity paid out	(41,713)	(40,510)	(36,965)	(232,740)	(251,758)
Net cash used in financing activities	(6,584)	39,807	(101,621)	(120,455)	(341,366)
Effect of exchange rate variations on cash and cash equivalents	3,037	2,326	482	5,698	(1,676)
Increase (decrease) in cash and cash equivalents	(32,608)	(11,549)	(62,162)	4,907	14,300
Cash and cash equivalents, beginning of the period	85,929	97,478	110,576	48,414	34,114
Cash and cash equivalents, end of the period	53,321	85,929	48,414	53,321	48,414

ARACRUZ RESULTS - FOURTH QUARTER 2007 24

Reconciliation of Operating Results
Brazilian GAAP v US GAAP (US$ million)	4	Q 2007	YTD 2007
Net Income - Parent Company (Brazilian GAAP)	97.6		576.2
Realized (Unrealized) profits from subsidiaries	8.1		13.5
Net Income - Consolidated (Brazilian GAAP)	105.7		589.7
Depreciation, depletion and asset write-offs	22.4		49.3
Income tax provision - Fas 109	(5.4)		(19.9)
Equity results of affiliated company	(3.8)		(33.4)
Reversal of goodwill amortization	17.6		63.6
Foreign-exchange variation	(43.4)		(237.4)
Portocel project capitalized financial income	1.6		10.2
Net Income - Consolidated (US GAAP)	94.7		422.1
Exchange rate at the end of December/2007 (US$1.0000 = R$1.7713)

NON-GAAP INFORMATION - DISCLOSURE AND RECONCILIATION TO GAAP NUMBERS

The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

• "Cash production cost"

Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measure under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measure of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measure of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - FOURTH QUARTER 2007 25

		4	Q07			3	Q07			4	Q06
	US$	Volume		US$	US$	Volume		US$	US$	Volume		US$
	million	'000	tons	per ton	million	'000	tons	per ton	million	'000	tons	per ton
Cost of sales	285.2	842.7			239.3	752.5			229.5	804.1
Pulp inventories at the beginning of the period	(148.0)	(432.5)			(139.1)	(421.1)			(142.0)	(460.5)
Pulp purchased	(58.4)	(151.1)			(57.8)	(148.9)			(39.2)	(109.5)
Pulp for paper production	3.8	11.7			3.7	11.9			3.0	10.3
Other	1.3	0.1			(0.7)				1.1	-
Pulp inventories at the end of the period	141.0	380.7			147.9	432.5			129.5	423.1
Pulp production cost	224.9	651.6		345	193.3	626.9		308	181.9	667.5		273
Depreciation and depletion in the production
cost	(56.5)	-		(86)	(50.5)	-		(80)	(54.0)	-		(81)
Cash production cost	168.4	651.6		259	142.8	626.9		228	127.9	667.5		192
Cash production cost - Veracel	26.6	142.7			22.5	126.7			20.3	123.6
Combined cash production cost	195.0	794.3		246	165.3	753.6		219	148.2	791.1		187
• "Net debt"

Net debt reflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measure under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measure of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measure of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measure of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

• "Adjusted EBITDA, including 50% of Veracel"

The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity accounting for associates, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is tolerated by the Brazilian regulators with respect to disclosures published in Brazil.

ARACRUZ RESULTS - FOURTH QUARTER 2007 26

(US$ million)	4Q 2007	3 Q 2007	4Q 2006	YTD 2007	YTD 2006
Net income	94.7	105.3	127.1	422.1	455.3
Financial income	(18.6)	(36.6)	(34.8)	(168.0)	(181.7)
Financial expenses	61.8	(5.8)	30.5	100.9	149.7
Income tax	31.1	62.2	19.9	197.3	69.5
Equity in results of affiliated companies	5.3	4.5	1.4	32.1	13.7
Loss (gain) on currency re-measurement, net	2.8	(4.3)	(0.7)	(0.9)	(7.6)
Other	1.3	2.2	0.2	10.4	0.5
Operating income	178.4	127.5	143.6	593.9	499.4
Depreciation and depletion in the results:	61.4	51.9	57.9	219.9	216.6
Depreciation and depletion	58.2	54.6	55.5	217.7	217.8
Depreciation and depletion - inventory movement	3.2	(2.7)	2.4	2.2	(1.2)
EBITDA	239.8	179.4	201.5	813.8	716.0
Non-cash charges	(10.8)	6.1	1.4	(18.0)	19.7
Provision for labor indemnity	1.0	1.3	-	4.6	0.8
Provision (reversal) for loss on ICMS credits	(18.4)	(3.4)	0.9	(40.5)	17.5
Provision (reversal) for a tax contingency	3.5	(3.5)	0.1	0.4	0.1
Fixed asset write-offs	1.3	(0.1)	(0.1)	1.9	-
Loss on the sale of obsolete spare parts	0.1	-	0.8	0.1	0.9
Discount on tax credit sales	1.7	11.8	1.3	15.5	1.5
Allowance for doubtful accounts receivable	-	-	-	-	0.5
Reversal of tax provision	-	-	(1.6)	-	(1.6)
Adjusted Aracruz EBITDA	229.0	185.5	202.9	795.8	735.7
50% of Veracel Adjusted EBITDA	21.4	24.9	16.0	91.2	77.1
Adjusted total EBITDA	250.4	210.4	218.9	887.0	812.8
Adjusted EBITDA margin - %	47%	46%	48%	47%	48%

ARACRUZ RESULTS - FOURTH QUARTER 2007 27

Economic and	Eucalyptus pulp international list prices, by region (US$/t)
operational		Mar.07	Apr.07	May.07	Jun.07	Jul.07	Aug.07	Sep.07	Oct.07	Nov.07	Dec.07
data	North America	715	715	715	735	735	755	755	775	775	805
	Europe	680	680	680	700	700	720	720	750	750	780
	Asia	650	650	650	650	650	670	670	690	690	720

Pulp sales distribution, by region	4	Q07	3	Q07	4	Q06	4Q07 vs. 3Q07	4Q07 vs. 4Q06	LTM
Europe	39%		43%		39%		(4 p.p.)	-	41%
North America	33%		35%		34%		(2 p.p.)	(1 p.p.)	34%
Asia	25%		20%		25%		5 p.p.	-	23%
Brazil	3%		2%		2%		1 p.p.	1 p.p.	2%

											4	Q07	4	Q07	3	Q07	4	Q06
Exchange Rate
	4	Q07	3	Q07	2	Q07	4	Q06	3	Q06	vs.		vs.		vs.		vs.
(R$ / US$)
											3	Q07	4	Q06	2	Q07	3	Q06
Closing	1.7713		1.8389		1.9262		2,1380		2,1742		(3.7%)		(17.2%)		(4.5%)		(1.7%)
Average	1.7861		1.9177		1.9818		2,1520		2,1709		(6.9%)		(17.0%)		(3.2%)		(0.9%)
Source: - Brazilian Central Bank (PTAX800).

Cash flow currency protection results
	4Q07 YTD	3Q07 YTD	2Q07 YTD	1Q07 YTD	FY06
Nominal (US$ million)	94	79	55	20	86
US$ / t (*)	30	25	17	6	28

Credit ratios,
including 50% of Veracel's figures	4	Q07	3	Q07	2	Q07	1	Q07	4	Q06	3	Q06	2	Q06	1	Q06	4	Q05
Net Debt / Adjusted EBITDA (LTM)	1.37	x	1.29	x	1.29	x	1.25	x	1.33	x	1.42	x	1.52	x	1.51	x	1.67	x
Total Debt / Adjusted EBITDA (LTM)	1.97	x	1.99	x	1.87	x	1.93	x	2.05	x	2.21	x	2.35	x	2.21	x	2.48	x
Total Debt / Total Capital (gross debt plus equity)	42%		42%		41%		41%		43%		45%		46%		44%		46%
Net debt / Total Capital (net debt plus equity)	34%		32%		33%		31%		33%		34%		36%		35%		37%
Cash / Short Term Debt	3.5	x	4.18	x	3.76	x	4.28	x	4.37	x	4.30	x	3.71	x	3.44	x	1.87	x
Total debt average maturity – (months)	63		63		65		59		60		58		48		48		40
LTM = last twelve months

ARACRUZ RESULTS - FOURTH QUARTER 2007 28

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.

ARACRUZ RESULTS - FOURTH QUARTER 2007 29

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer